UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Radyne Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

750611402

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,391,192

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,391,192

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,192

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Radyne Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items 1, 4, and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on July 26, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Company on September 12, 2007 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’  knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the fourth paragraph thereof:

On November 6, 2007, Discovery Equity Partners sent a letter (the “Third Letter”) to the Board of Directors of the Company making a demand, as permitted under Section 220 of the Delaware General Corporation Law, to inspect and photocopy for the purposes described in the Third Letter the following books and records of the Company, for the period from January 1, 2006 through November 6, 2007:

•       minutes of the meetings of the Company’s Board of Directors and any committee thereof, that relate to any discussions concerning any acquisition, change of control of, or merger or other combination with, the Company, or any proposal or request for information related thereto;

•       any documents related to the engagement of, and discussions with, any financial advisors regarding the value to shareholders of various strategic alternatives, including approaches by potential buyers, the impact of acquisitions, or the estimated value to shareholders of remaining independent and implementing management’s operating plan;

•       any discussions, with either internal or outside counsel, with respect to the topic of defending the Company against unsolicited offers or change-of-control transactions; and

•       any presentations made to the Board of Directors or the senior management of the Company that relate to any of the foregoing topics.

The description of the Third Letter contained in this Schedule 13D is qualified in its entirety by reference to the Third Letter, which is included as Exhibit 4 to this Amendment No. 2 and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 2 included as Exhibit 1 to this Amendment No. 2, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 2.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:                Joint Filing Agreement dated as of November 7, 2007, by and among

Discovery Equity Partners, L.P., Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2:                Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006.

Exhibit 3:                Power of Attorney of Michael R. Murphy, dated as of August 24, 2006.

Exhibit 4:                Letter dated November 6, 2007 from Discovery Equity Partners, L.P. to the Board of Directors of Radyne Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2007
Date

DISCOVERY GROUP I, LLC,
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Robert M. McLennan
Robert M. McLennan
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of November 7, 2007, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006

Exhibit 4	Letter dated November 6, 2007 from Discovery Equity Partners, L.P. to the Board of Directors of Radyne Corporation